June 10, 2011

Laura Nicholson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Future Energy, Corp.

Registration Statement on Form S-1

Amendment No. 2

File No. 333-170201

Dear Ms. Nicholson:

Future Energy, Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of May 3, 2011 pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on April 6, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated May 3, 2011.

Form S-l

General

1.

We note that you are offering units at a fixed price of $0.01 per unit. However, certain sections in your filing, including the sections set forth under the headings “Use of Proceeds” and “Determination of Offering Price,” reference an offering of common stock or shares. Please revise.

RESPONSE:  We have revised the Filing throughout to reference an offering of Units.

2.

We note your response to comment 5 in our letter dated November 24, 2010. Please explain your statement that the preparers relied upon and used information provided by the Company to draft the prospectus. In that regard, it appears that you are making a distinction between “the Company” and the registration statement preparers. As you have indicated that the registration statement was prepared by your executive officers and directors, please clarify.

RESPONSE: Our initial Registration Statement was prepared by our executive officers and directors, which at the time were Mr. George Paquet, Ms. Melany Paquet, and Mr. Mike Andersen. In drafting the Registration Statement, our executive officers and directors relied upon information from the Nevada Secretary of State, our Accountant and Auditors, and reports and information from our Geologist, Mr. Eader, and from the Operator of the wells, Mr. Tim Cooksey. As all of this information was compiled for the Company, we inadvertently referred to the Company as a distinct entity separate from our officers and directors, who collectively prepared the Registration Statement. Such reference was inadvertent and we hope this clarifies our original statement.

3.

You discuss in response to comments 5 and 7 in our letter dated November 24, 2010 that Mr. and Ms. Paquet first became associated with Tim Cooksey Oil, LLC by responding to an online posting whereby JKV Management Consulting, LLC was presenting interests in various oil wells, including ones from Tim Cooksey Oil, LLC. Please disclose this connection in your prospectus.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

RESPONSE:  We have revised the Filing on Pages 5 and 21 to include the following language:

“We were incorporated in the state of Nevada on April 6, 2010 and our principal business address is 840 23rd Street, St. Georges, Quebec, G5Y 4N6, Canada. We are currently an exploration stage company engaged in the acquisition, exploration, and development of prospective resource properties. Mr. and Ms. Paquet first became interested in the prospect of working interests in oil wells through online research. After conducting research, they determined that oil and gas investments could be an excellent long term strategy. Mr. and Ms. Paquet first became affiliated with Tim Cooksey Oil, LLC (“Tim Cooksey Oil”) through an online posting whereby JKV Management Consulting, LLC (“JKV Consulting”) was presenting interests in various oil wells, including ones from Tim Cooksey Oil. Mr. Paquet initiated contact with the President of JKV Consulting, Mr. Jefferson Villines (“Mr. Villines”), which ultimately led to the purchase of the working interest in the Charles Prior Wells, with Tim Cooksey (“Mr. Cooksey”) acting as the operator (the “Operator”) of the wells. Further research led to the decision that taking the Company public would provide the best opportunity to facilitate future financing.”

4.

Please revise your filing to clarify the role of Jefferson K. Villines III and his affiliated companies in the Charles Prior and Sesser wells. For example, and without limitation, please explain if the affiliated companies of Mr. Villines, such as JKV Management Consulting, LLC or CJT.JKV Oil Development, LLC, have retained interests in the wells, and the compensation or commission he or his companies received in his role as promoting either of these well projects. Please also disclose any related affiliation with, or agreement or contract between Tim Cooksey Oil, LLC and Mr. Villines or his affiliated companies.

RESPONSE:  We have revised the Filing on Page 5 to include the following language:

“Mr. Villines has a retained an 5 percent (5%) interest in the Charles Prior Project and a fifteen percent (15%) interest in the Sesser Wells (with both projects hereinafter referred to as the “Well Projects”), with both interests held through CJT.JKV Oil Development, LLC (“JKV Oil Development”). Through JKV Consulting, Mr. Villines coordinates with Mr. Cooksey, and the Company’s consulting geologist, Mr. James Eader (“Mr. Eader”), to oversee the drilling of the Well Projects. The drilling of the Well Projects is being conducted by George Mitchell Drilling, an unaffiliated third party. Neither Mr. Villines nor his affiliated companies, JKV Consulting, and JKV Oil Development (collectively the “Affiliated Companies”), have received any compensation or commission in conjunction with the assignment of either of the Wells Projects in which the Company owns working interests. Other than the interests Mr. Cooksey has retained in the Charles Prior Project and the Sesser Wells, and Mr. Cooksey’s role as Operator of the Well Projects, Mr. Cooksey and Mr. Villines and his Affiliated Companies do not have any related affiliations or written agreements or contracts; however, they hold working interests in other non-affiliated wells together.”

5.

Please also disclose any conflicts of interests involving Mr. Villines, in his roles as a director and also a principal in third party companies that have engaged in transactions with your company.

RESPONSE:  We have revised the Filing throughout to add disclosure regarding any conflicts of interest and have also added the following risk factor on Page 11:

“One of our directors, Mr. Villines,  has retained ownership interests in both the Well Projects, which could conflict with those of the Company; therefore, any actions taken by Mr. Villines in furtherance of his own interests could result in the Company being less profitable.

Mr. Villines through one of his Affiliated Companies has retained minority ownership interests in the Well Projects, in which we currently own working interests. Thus, there may be potential conflicts of interest arising out of these competing ownership rights. Such conflicts of interest may include: (i) deciding how much time to devote to the Company’s operations;  (ii) potential  exploitation  of a business opportunity  that  should  be  presented  to the Company;  and  (iii)  having a  personal financial   interest   (such  as  a  significant   investment  or  compensatory arrangement), whether  direct  or  indirect,  in  a  business  transaction  or arrangement the Company may enter into or in an entity doing business with the Company. Mr. Villines and his Affiliated Companies could take actions for their benefit, which do not benefit the Company, and could potentially cause financial harm to the Company. These actions could result in the Company being less profitable. Presently, we do not have a conflicts of interest policy to address such conflicts of interest.”

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

6.

We note your response to comment 10 in our letter dated November 24, 2010. Please revise your filing to provide updated information regarding the present activities of the operator with respect to the Charles Prior Project and Sesser wells.

RESPONSE:  We have revised the Filing on Pages 6 and 22 to include the following language:

“Charles Prior #1A:

In August of 2010, drilling operations were commenced. Charles Prior #1A (“CP 1”) was drilled to a total depth of approximately 3,500 feet. CP 1 had a high volume of gas and had to put the well on a choke. The well was choked back and put online averaging 40 to 50 BOPD. CP 1 had drilling mud come up the well bore, which restricted the oil production, and this was resolved this with acid treatments. Prior to acidizing, the Operator swabbed the well to determine the type of chemical combination needed to dissolve all of the mud to make the acidizing process more efficient. As of October 18, 2010, CP 1 had 164 barrel of pure oil in the tanks. There were also 30 barrels of oil in the gun barrel. As of May 18, 2011, the final well reports indicated that the CP 1 had been drilled to a total depth of 3,533 feet and further testing and well treatments, such as acidizing or hydraulic fracturing, may be required to stimulate potential reservoirs for commercial production of the CP 1 well. As of May 29, 2011, there has not been any additional testing or treatments performed on the CP 1 well.

Charles Prior #2A:

The well has been perforated and acidized. Charles Prior #2A (“CP 2”) will be producing from three pay zones, which will be on the pump jack. As of November 18, 2010, the well was on-line and was pumping 140 barrels of fluid. The well was fraced using a water frac, which had the objective of breaking up the rock in the formation to allow the oil to flow more easily. During a water frac, water and sand are pumped down the well at high pressure over the course of one day. This fluid is then pumped out of the well over an extended time period. The frac took place in early November and used over 1,400 barrels of fluid, composed primarily of water and sand. The pumping of the fluid resulting from the frac took place from approximately November 18, 2010 to January 18, 2011. Over this time period, the well pumped out an average of 100 barrels of fluid per day. The pumped fluid was composed primarily of water and sand with approximately 6% oil. As of May 18, 2011, the final well reports indicated that the CP 2 had been drilled to a total depth of 3,565 feet and further testing and well treatments, such as acidizing or hydraulic fracturing, may be required to stimulate potential reservoirs for commercial production of the CP 2 well. As of May 29, 2011, there has not been any additional testing or treatments performed on the CP 2 well.

Fees and Revenue for the Charles Prior Project:

The operating and pumping fees on the Charles Prior Project are estimated to be approximately $1,500 per month. Due to the Company’s 1.57% working interest, the Company anticipates paying $23.55 per month in operating expenses for the Charles Prior Project, not including any saltwater disposal fees, which have not been incurred by the Company as of yet.

Collectively as of December 28, 2010, there are approximately 216 barrels of oil in the tanks between the two Charles Prior wells; accordingly, we own approximately 3.4 barrels of such oil. The Company recently received a gauge report indicating that collectively the Charles Prior Project produced an average of 4 BOPD during May 2011. As of November 2010, division orders were being processed by the Operator, Tim Cooksey Oil. Countrymark Cooperative, LLP (“Countrymark”) has purchased the oil from the Operator. Other than these division orders, the Company does not have any delivery commitments and enters into purchase orders as the oil becomes available. The Operator will be performing daily maintenance on the wells, but there will be no more drilling on the Charles Prior Project.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

Sesser Wells

On December 17, 2010, we entered into an assignment agreement with JKV Oil Development pursuant to which we acquired a 3% working interest in the following wells located in Franklin County, Illinois in consideration of a payment of $25,000. Tim Cooksey Oil is responsible for paying and maintaining the lease and the Sesser lease encompasses 500 acres. The lease net revenue interest in the wells is 80%, resulting in the Company having a net revenue interest of 2.4% in the Sesser Wells. JKV Oil Development, of which our director, Mr. Villines, is the President, retained a fifteen percent (15%) working interest in the Sesser Wells.

The Sesser Wells consist of three exploratory wells and one new well referred to as the Illinois Minerals #1-A (the “Illinois Well”). The three exploratory wells have previously been drilled, and have produced oil in the past; however, as they are older wells they could be entirely depleted. Additionally, we have acquired one injection well which we will use to inject water into the exploratory wells to bring any remaining oil to the surface. This is accomplished by recharging the formation of the wells to produce a higher volume of oil from the past producing wells. Additionally, drilling was commenced on the Illinois Well in August of 2010.  As of February 7, 2011, the final well reports indicated that the Illinois Well had been drilled to a total depth of 3,500 feet. The Company recently received a gauge report indicating that between May 1, 2011 and May 14, 2011, the Illinois Well produced an average of 4.64 BOPD. Due to flooding, the Illinois Well had to be taken offline for a few days, but produced an average of 5.1 BOPD from May 24, 2011 to May 31, 2011.

The aggregate operating and pumping fees on the Sesser Wells are estimated to be approximately $750.00 per month; however, as part of the negotiations for receiving the working interest, the Company is not responsible for any operating fees for the Sesser Wells.  The Sesser Wells were being refitted for new drilling equipment, but there will be no more drilling on the wells in the near future. However, the Operator may decide to perform new drillings on the production wells if needed. The Company does not have any delivery commitments and enters into purchase orders as the oil becomes available; therefore, the level of oil in tanks fluctuates.”

7.

Please revise your disclosure throughout your filing to clarify your activities with respect to the wells. For example, and without limitation, we note the following:

• Your statement at page 6 that “we” commenced drilling operations in August 2010 with respect to the Charles Prior #1A well.

• Your statement at page 6 that “we” commenced drilling on the Illinois Minerals #1-A well in August of 2010.

Similarly, the risk factor disclosure that you present under the heading “Risks Associated With Our Business,” and your statements regarding your operations and related regulations at page 23, should be tailored to reflect your limited interest in the oil and gas properties.

RESPONSE:  We have revised the Filing throughout to clarify our activities with respect to the wells.

Registration Fee Table

8.

We note your response to comment 11 in our letter dated November 24, 2010. Please revise your fee table to quantify the units to be covered by this registration statement.

RESPONSE:  We have revised the Filing accordingly.

Prospectus Cover Page

9.

We note that you have removed from your prospectus cover page your disclosure regarding the duration of the offering. Please revise your prospectus cover page to provide such information. See Item 501(b) (8) (iii) of Regulation S-K.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

RESPONSE:  We have revised the Filing on Page 3 to include the following language:

“The offering will be for a period of 90 days from the date of this prospectus and may be extended for an additional 90 days if we choose to do so.”

Prospectus Summary, page 5

10.

We note your disclosure at page 27 regarding the substantial doubt about your ability to continue as a going concern. Please add such information to your prospectus summary.

RESPONSE:  We have revised the Filing on Page 6 to include the following language:

“To date, we have earned minimal revenues, have cash on hand of $3,203 and have incurred a net loss of $(23,954) in the period ended January 31, 2011. We do not anticipate earning substantial revenues until such time as we enter into commercial production of our working interests in our Well Projects. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The continuation of our company as a going concern is dependent upon the continued financial support from our shareholders, the ability of our company to obtain necessary equity financing to achieve our operating objectives, and the attainment of profitable operations from our working interests in oil wells.”

11.

We note your revised disclosure in your prospectus summary regarding the experience of Messrs. Andersen and Villines. If you retain such information in your prospectus summary in your next amendment, please tell us why you believe that it is appropriate to include such information in such section, and please revise your disclosure to clarify that each such individual serves solely as a director of the registrant.

RESPONSE:  We decided to include the experience of Messrs. Andersen and Villines in our prospectus summary in order to counterbalance the inexperience of Mr. and Ms. Paquet in the oil and gas industries. We felt it was appropriate in this section because it showed that while our executive officers have no such experience, our directors have very relevant experience, and such experience is invaluable to the Company and its operations; therefore, we have revised the Filing on Page 6 to clarify that Messrs. Andersen and Villines serve solely as directors of the Company.

12.

We note your disclosure at page 6 that the Charles Prior #2A well was pumping “140 barrels of fluid.” Please revise your disclosure to quantify the time period during which the well pumped such fluid, and to disclose the composition of such fluid.

RESPONSE:  We have revised the Filing on Pages 6 and 22 to include the following language:

“The well was fraced using a water frac, which had the objective of breaking up the rock in the formation to allow the oil to flow more easily. During a water frac, water and sand are pumped down the well at high pressure over the course of one day. This fluid is then pumped out of the well over an extended time period. The frac took place in early November and used over 1,400 barrels of fluid, composed primarily of water and sand. The pumping of the fluid resulting from the frac took place from approximately November 18, 2010 to January 18, 2011. Over this time period, the well pumped out an average of 100 barrels of fluid per day. The pumped fluid was composed primarily of water and sand with approximately 6% oil…”

13.

With respect to your disclosure at page 6 regarding production from the Charles Prior wells, please revise your filing to clarify the production net to your interest in such wells.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

RESPONSE:  We have revised the Filing on Pages 7 and 22 to include the following language:

“Collectively as of December 28, 2010, there are approximately 216 barrels of oil in the tanks between the two Charles Prior wells; accordingly, we own approximately 3.4 barrels of such oil.”

Sesser Wells, page 6

14.

You describe the Sesser wells on page 6 as consisting of three “production wells.” Please clarify your meaning with respect to that term. In that regard, it appears that these wells are “exploratory wells” as defined under Rule 4-10(a) (13) of Regulation S-X.

RESPONSE:  We have revised the Filing on Pages 7 and 23 to include the following language:

“The Sesser Wells consist of three exploratory wells and one new well referred to as the Illinois Minerals #1-A (the “Illinois Well”). The three exploratory wells have previously been drilled, and have produced oil in the past; however, as they are older wells they could be entirely depleted. Additionally, we have acquired one injection well which we will use to inject water into the exploratory wells to bring any remaining oil to the surface. This is accomplished by recharging the formation of the wells to produce a higher volume of oil from the past producing wells. Additionally, drilling was commenced on the Illinois Well in August of 2010.  As of February 7, 2011, the final well reports indicated that the Illinois Well had been drilled to a total depth of 3,500 feet. The Company recently received a gauge report indicating that between May 1, 2011 and May 14, 2011, the Illinois Well produced an average of 4.64 BOPD. Due to flooding, the Illinois Well had to be taken offline for a few days, but produced an average of 5.1 BOPD from May 24, 2011 to May 31, 2011.”

Risk Factors, page 8

Risks Associated with Our Company, page 8

We are an exploration stage company with working interests in wells…, page 8

15.

We note your response to comment 19 in our letter dated November 24, 2010, and your revised disclosure that indicates that you are an exploration stage company with working interests in wells having potentially no reserves. We also note your disclosure that you do not know if any of the properties currently have any reserves. Unless you have technical support indicating that these properties have reserves, delete the term “potentially” or any other disclosures suggesting that these properties have, or may have, reserves. See Rule 4-10(a) (26) of Regulation S-X.

RESPONSE:  We have revised the Filing on Page 9 to include the following language:

“We are an exploration stage company with working interests in wells having no reserves and we are implementing a new business plan.

We are an exploration stage company with only a limited operating history upon which to base an evaluation of our current business and future prospects.  The Well Projects in which we currently own working interests have smaller budgets; therefore, the companies involved are not interested in conducting reserve reports. Since there is no reserve report to base our evaluation on, we must assume that these properties have no reserves. If we do discover oil or gas resources in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it, and develop extraction and processing facilities and infrastructure. If we discover a major reserve, there can be no assurance that such a reserve will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.”

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

16.

We note your disclosure at page 8 that there is no assurance that you will be able to drill an initial test well on the properties that are subject to the Charles Prior or the Sesser Agreement. However, such disclosure does not appear to be consistent with your disclosure at page 6 regarding the operator’s activities with respect to the wells. Please advise.

RESPONSE:  The referenced statement was inadvertent; therefore, we have deleted it from the Filing.

Risks Associated with Our Business, page 11

Our Interests are held in the form of leases that we may be unable to retain, page 12

17.

In response to comment 21 in our letter dated November 24, 2010, you disclose that Tim Cooksey Oil, LLC is responsible for paying the lease and performing work needed to maintain the leases. You also disclose that you do not have the information pertaining to the leases of the underlying properties but that Tim Cooksey Oil, LLC has assured you that the amount of work done on the well has “far exceeded” the work needed to maintain the leases. Please obtain from Tim Cooksey Oil, LLC, and disclose in your prospectus, the level of work needed to maintain the leases with the private landowner(s) as well as the drilling permits issued by the State of Illinois for the Charles Prior and Sesser wells, and the level of work completed by Tim Cooksey Oil, LLC to date towards such ends. If you are unable to obtain such information, please disclose this fact in your filing.

RESPONSE:  We have included the respective drilling permits as exhibits to the Filing and we have revised the Filing on Page 5 to include the following language:

“Tim Cooksey Oil is responsible for paying and maintaining the leases and has informed the Company that the amount of work done on both of the leases has far exceeded the amount of work necessary to maintain the leases. Tim Cooksey Oil has informed the Company that in order to maintain the leases, the wells must produce at least 1 barrel of oil every 90 days or in alternative, a time extension must be obtained from the land owner. As the Charles Prior Project has collectively produced an average of 4 barrels of oil per day (“BOPD”) throughout May 2011, this requirement has been met for the Charles Prior Project lease. Additionally, the Company has recently received a gauge report for the Sesser Wells to confirm that the requirement for the Sesser lease has been met as the Sesser Well has produced an average of 4 to 5 BOPD during May 2011.”

Risks Associated with Our Common Stock, page 13

18.

We note your disclosure on your prospectus cover page that there is no minimum number of units that must be sold by you for the offering to proceed, and that you will retain the proceeds from the sale of any of the offered units. Please add related risk factor disclosure.

RESPONSE:  We have revised the Filing on Page 9 to include the following risk factor:

“As there is no minimum for our offering, if only a few persons purchase Units they will lose their money without us being even able to try to fully implement our business plan.

There is no minimum number of Units that must be sold by us for the offering to proceed, and we will retain the proceeds from the sale of any of the offered Units. If a limited number of Units are sold under this offering, we may not have enough capital to fully implement our business plan. Accordingly, if we are able to sell less than 10% of the Units offered hereunder, the proceeds would not be sufficient to cover our anticipated offering expenses of approximately $50,000. As such, we may not be able to meet the objectives we state in this prospectus, or eliminate the “going concern” modification in the reports of our auditors as to uncertainty with respect to our ability to continue as a going concern. If we fail to raise sufficient capital, we would expect to have insufficient funds for our ongoing operating expenses. Any significant lack of funds will curtail the growth of our business and may cause our business to fail.  If our business fails, investors will lose their entire investment.”

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

Use of Proceeds, page 14

19.

Please describe in necessary detail the “professional fees” and “business development” expenses that you reference in your use of proceeds table.

RESPONSE:  We have revised the Filing on Page 16 to include the following language:

“Professional Fees

Our professional fees include our budgeted expenses for legal, accounting, and audit fees over the next 12 months, as well as the increased costs of becoming a being a fully-reporting Company with the Securities and Exchange Commission ("SEC"), which we estimate to be around $10,000, for 12 months following this offering.

Business Development

This expenditure item refers to any money that the Company has left over to potentially acquire new working interests in other oil and gas wells.”

Determination of Offering Price, page 16

20.

Please revise your filing to clarify how the “sales price of $0.001” per share from your private placements was relevant to the determination of the offering price of the units.

RESPONSE:  We feel that the referenced disclosure is not relevant to the determination of the offering price of the Units; therefore, we have revised the Filing to remove the referenced disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Going Concern, page 27

21.

Please reconcile your disclosure at page 27 that you estimate that you will require approximately $50,000 for costs associated with your plan of operation over the next twelve months with your disclosure at page 25 that your estimated maximum expenses over the next twelve months is $500,000.

RESPONSE:  We have set forth maximum and minimum expense estimates based on our planned expenses and our discretionary budget for any future interests we may acquire; therefore, we have revised the Filing on Page 28 to clarify our disclosure and have included the following language:

“As of January 31, 2011, we had cash of $3,203 and we estimate that we will require a minimum of approximately $122,000 for costs associated with our plan of operation over the next twelve months. Our minimum expenses estimate takes into account our cash on hand, our total offering expenses (incurred and non-incurred), our professional fees, our joint venture expenses, and our working capital expenditures over the next twelve months. As our business development budget is discretionary based on the proceeds received from this offering, our minimum expenses estimate does not account for that aspect of our budget. Accordingly, we do not have sufficient funds for planned operations and we will be required to raise additional funds.”

Directors, Executive Officers, Promoters, and Control Persons, page 28

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

Business Experience, page 29

22.

Please revise your filing to disclose in this section the principal business of JKV Management Consulting, LLC.

RESPONSE:  We have revised the Filing on Page 31 to include the following language:

“Mr. Villines has been the President and Owner of JKV Management Consulting, LLC, (“JKV Consulting”) a management consulting company which markets interests in oil and gas projects, since March of 2006. As President of JKV Consulting, Mr. Villines’ role consists of project evaluation, management of direct marketing and supervision of day-to-day operations. His responsibilities in this position include assessing all potential investments, visiting all properties in which the company invests, and negotiating with suppliers…”

23.

Please clarify the dates of the prior experience of Mr. Villines. In that regard, you disclose that he worked at ESPN in Dallas from 2000-2006. However, only from 2000- 2002 do you disclose him as an account executive in the marketing and advertising department. From 2002-2006 you disclose that Mr. Villines “researched and studied” the oil business. Please clarify the dates of his prior experience. Please also explain what work he did during 2002-2006 with companies in the oil business, such as Northstar Energy or Gulftex.

RESPONSE:  We have revised the Filing on Page 31 to include the following language:

“From 2000 to 2002, Mr. Villines worked at ESPN in Dallas, as an account executive in the marketing and advertising dept. From 2003 to 2004, Mr. Villines worked as VP of Sales and Marketing for Northstar Energy Inc. (“Northstar”), in Dallas, and from 2004 to 2005, he worked as VP of Sales and Marketing for Gulftex Operating, Inc. (“Gulftex”) in Dallas. Both Northstar and Gulftex are independent energy companies which operate and manage oil and gas leases, and in his positions as VP of Sales and Marketing for both companies, Mr. Villines assisted in project management, project evaluation, marketing, and sales of oil and gas leases...”

Transactions with Related Persons, Promoters, and Certain Control Persons, and Corporate Governance, page 33

24.

Please disclose in this section any transactions with companies affiliated with Mr. Villines, or tell us why such disclosure is not required.

RESPONSE:  We have revised the Filing on Page 34 to include the following language:

“On July 29, 2010, the Company entered into an assignment agreement with Tim Cooksey Oil pursuant to which we acquired a 1.57% working interest in the Charles Prior Project, located in Franklin County, Illinois in consideration of a payment of $25,000. JKV Oil Development, of which our director, Mr. Villines, is the President, owns a five percent (5%) working interest in the Charles Prior Project.

On December 17, 2010, the Company entered into an assignment agreement with JKV Oil Development, pursuant to which we acquired a 3% working interest in wells located in Franklin County, Illinois in consideration of a payment of $25,000. JKV Oil Development, of which our director, Mr. Villines, is the President, retained a fifteen percent (15%) working interest in the Sesser Wells.”

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

Exhibit 5.1

25.

Please obtain and file a revised legal opinion that addresses whether or not the shares of common stock underlying the units and warrants will be, when sold, legally issued, fully paid, and non-assessable. Please also direct counsel to opine on whether or not the warrants being offered will be, when sold, legal, binding obligations of the registrant.

RESPONSE:  We have included a revised legal opinion with the requested disclosure.

26.

Please ensure that the revised legal opinion also references the proper registration statement. In that regard, we note the reference in the opinion to a registration statement filed on May 5, 2010. Please also ensure that the revised legal opinion accurately describes the securities to be covered by the registration statement. In that regard, we note the reference to units of your common stock.

RESPONSE:  We have included a revised legal opinion with proper references.

In connection with the Company’s responding to the comments set forth in the May 3, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ George Paquet

George Paquet, President and CEO

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada